                                                Filed Pursuant To Rule 424(b)(3)
                                                          File Number: 333-59520


                           PROSPECTUS SUPPLEMENT NO. 1
                       (TO PROSPECTUS DATED MAY 14, 2001)

                             U.S. Laboratories, Inc.

                           1,520,000 Shares of Common
                              Warrants to Purchase
                         100,000 Shares of Common Stock

     This Prospectus Supplement relates to the Prospectus, dated May 14, 2001, included in the Registration Statement (No. 333-59520) filed by U.S. Laboratories Inc. (the "Company") relating to the issuance of shares by the Company upon the exercise of warrants and the resale of shares acquired upon exercise of warrants by selling stockholders.

     This Prospectus Supplement provides updated financial information included in the Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001 and September 30, 2001 and Current Reports on Form 8-K filed by the Company since the date of the Prospectus.

     Copies of the following documents previously filed by the Company with the Securities and Exchange Commission ("SEC") are included in this Prospectus Supplement.

       .  Quarterly Report on Form 10-Q for the period ended March 31, 2001;

       .  Current Report on Form 8-K filed with the SEC on May 17, 2001;

       .  Quarterly Report on Form 10-Q for the period ended June 30, 2001;

       .  Current Report on Form 8-K filed with the SEC on November 13, 2001;

       .  Quarterly Report on Form 10-Q for the period ended September 30, 2001.

     The date of this Prospectus Supplement is December 13, 2001.

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-QSB

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED March 31, 2001

[_] TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM
     ________TO________

Commission file number 0-25339

                            U.S. Laboratories Inc.
                            ----------------------
       (Exact name of small business issuer as specified in its charter)
       -----------------------------------------------------------------

             Delaware                             33-0586167
             --------                             ----------
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                Identification No.)


                          7895 Convoy Court, Suite 18
                          San Diego, California 92111
                          ---------------------------
                   (Address of principal executive offices)

                                 858-715-5800
                                 ------------
                          (Issuer's telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15 (D) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __
                                                              -

State the number of shares outstanding of each of the issuer's classes of common equity as of the latest practicable date.

Class                                              Outstanding as of May 4, 2001
-----                                              -----------------------------

Common Stock, $.01 par value per share                        3,391,415

Transitional Small Business Disclosure Format: Yes__  No  X
                                                          -

                            U.S. Laboratories Inc.

                                     Index

Part I - Financial Information                                                       Page
Item 1. Financial Statements

Consolidated Balance Sheets at
March 31, 2001 (unaudited) and December 31, 2000                                       3

Consolidated Statements of Income
For the Three Months ended March 31, 2001 and 2000 (unaudited)                         5

Consolidated Statements of Stockholders' Equity.
For the Three Months Ended March 31, 2001 (unaudited)                                  6

Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2001 and 2000 (unaudited)                         7

Notes to Consolidated Financial Statements                                             9

Item 2.    Management's Discussion and Analysis of
           Financial Condition and Results of Operations                              16


Part II - Other Information

Item 2.   Changes in Securities                                                       20

Item 3.   Defaults upon Senior Securities                                             20

Item 4.   Submission of Matters to a Vote of Security Holders                         20

Item 5.   Other Information                                                           20

Item 6.   Exhibits and Reports on Form 8-K                                            20

Signatures                                                                            21

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
               March 31, 2001 (unaudited) and December 31, 2000

                                    ASSETS

                                                       March 31,    December 31,
                                                          2001         2000
                                                          ----         ----
                                                      (unaudited)

Current assets
Cash and cash equivalents ........................    $   183,382   $   460,801
Accounts receivable, net of allowance for
  doubtful accounts of $548,956 and
  $606,874, respectively .........................      8,993,794     8,456,303
Unbilled receivables .............................        997,808       906,146
Prepaid expenses and other current assets ........        464,822       295,950
                                                      -----------   -----------

     Total current assets ........................     10,639,806    10,119,200

Furniture and equipment, net of accumulated
  depreciation of $2,056,941 and $1,892,178,
  respectively ...................................      2,185,540     1,942,192
Goodwill, net of accumulated amortization of
  $835,532 and $773,607, respectively ............      3,564,842     3,616,817
Other assets .....................................        318,202       331,961
                                                      -----------   -----------

     Total assets ................................    $16,708,390   $16,010,170
                                                      ===========   ===========


                            See accompanying notes

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (Continued)
               March 31, 2001 (unaudited) and December 31, 2000

                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                March 31,       December 31,
                                                                   2001             2000
                                                                   ----             ----
                                                               (unaudited)
Current Liabilities
      Lines of credit ...............................           $  2,442,231    $  2,662,218
      Notes payable, current portion ................                360,691         499,212
      Accounts payable ..............................              1,220,154         913,663
      Accrued liabilities ...........................              1,935,144       1,962,069
      Deferred income taxes .........................                140,000         140,000
      Income taxes payable ..........................                719,834         449,296
                                                                ------------    ------------

           Total current liabilities ................              6,818,054       6,626,458

        Notes payable, net of current portion .......                732,812         753,583
                                                                ------------    ------------

           Total liabilities ........................              7,550,866       7,380,041

      Commitments and Contingencies

Stockholders' equity
      Preferred stock, $0.01 par value 5,000,000
           shares authorized none issued and
           outstanding ..............................                      -               -
      Common stock, $0.01 par value 50,000,000
           shares authorized 3,301,065 and 3,301,065
           shares issued and outstanding,
           respectively .............................                 33,010          33,010
      Treasury stock, at cost 38,935 shares .........               (157,423)       (157,423)
      Additional paid-in capital ....................              5,893,304       5,860,254
      Deferred compensation .........................               (134,822)       (159,900)
      Note receivable from stockholder ..............               (140,863)       (140,863)
      Retained earnings .............................              3,664,318       3,195,051
                                                                ------------    ------------

           Total stockholders' equity ...............              9,157,524       8,630,129

        Total liabilities and stockholders' equity...           $ 16,708,390    $ 16,010,170
                                                                ============    ============


                            See accompanying notes

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
        For the Three Months Ended March 31, 2001 and 2000 (unaudited)

                                                   For the Three Months Ended
                                                            March 31,
                                                            ---------
                                                       2001            2000
                                                       ----            ----
                                                    (unaudited)    (unaudited)

Revenue........................................    $ 10,527,195    $  6,930,138

Cost of goods sold.............................       6,119,648       3,790,644
                                                   ------------    ------------

Gross profit...................................       4,407,547       3,139,494
                                                   ------------    ------------

Selling, general
and administrative expenses....................       3,559,394       2,406,927
                                                   ------------    ------------

Income from operations.........................         848,153         732,567
                                                   ------------    ------------

Other income (expense)
     Interest expense..........................         (72,630)        (66,393)
     Interest income...........................             448          10,221
     Other, net................................           6,179            (785)
                                                   ------------    ------------
       Total other income (expense)............         (66,003)        (56,957)

Income before provision for income taxes.......         782,150         675,610

Provision for income taxes.....................         312,883         293,215
                                                   ------------    ------------

Net income.....................................    $    469,267    $    382,395
                                                   ============    ============

     Basic.....................................    $       0.14    $       0.12
                                                   ============    ============
     Diluted...................................    $       0.14    $       0.12
                                                   ============    ============

Weighted average shares outstanding

     Basic Earnings Per Share..................       3,301,065       3,201,065
     Diluted Earnings Per Share................       3,340,920       3,201,065

                            See accompanying notes

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             For the Three Months Ended March 31, 2001 (unaudited)

                                                          Common Stock                               Additional
                                                          ------------              Treasury          Paid-In
                                                    Shares          Amount           Stock            Capital
                                                    ------          ------           -----            -------
Balance, December 31, 2000...............         3,301,065        $ 33,010        $ (157,423)      $ 5,860,254

Deferred compensation related
     to stock options/warrants...........                                                                33,050

Amortization of deferred
     compensation........................

Net income...............................
                                                  ---------        --------        ----------       -----------

Balance, March 31, 2001..................         3,301,065        $ 33,010        $ (157,423)      $ 5,893,304
                                                  =========        ========        ==========       ===========
                                                                             Note
                                                                          Receivable
                                                      Deferred               From            Retained
                                                    Compensation         Stockholder         Earnings            Total
                                                    ------------         -----------         --------            -----
Balance, December 31, 2000...............           $ (159,900)          $ (140,863)       $ 3,195,051        $ 8,630,129

Deferred compensation related
     to stock options/warrants...........              (33,050)                                                         -

Amortization of deferred
     compensation........................               58,128                                                     58,128

Net income...............................                                                      469,267            469,267
                                                    ----------           ----------        -----------        -----------

Balance, March 31, 2001..................           $ (134,822)          $ (140,863)       $ 3,664,318        $ 9,157,524
                                                    ==========           ==========        ===========        ===========

                            See accompanying notes

                     U.S. LABORATORIES INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         For the Three Months Ended March 31, 2001 and 2000 (unaudited)

                                                                                 For the Three Months Ended
                                                                                          March 31,
                                                                                          ---------
                                                                                     2001          2000
                                                                                     ----          ----
                                                                                  (unaudited)    (unaudited)
                                                                                  -----------    -----------
Cash flows from operating activities
         Net income ...........................................................   $   469,267    $   382,395
         Adjustments to reconcile net income to net cash flows from operating activities:
                      Amortization ............................................        52,050         47,145
                      Depreciation ............................................       164,763        119,806
                      Deferred Income Taxes ...................................            --        246,878
                      Loss on sales of furniture and equipment ................        (6,983)            --
         Changes in assets and liabilities, excluding the effects of businesses acquired:

                      Accounts receivable .....................................      (537,491)       114,804
                      Unbilled receivables ....................................       (91,662)      (205,859)
                      Prepaid expenses ........................................      (168,872)      (138,947)
                      Other assets ............................................        13,759         18,511
                      Accounts payable ........................................        32,104          3,170
                      Accrued liabilities .....................................         6,466         99,375
                      Income tax payable ......................................       270,538         (8,864)
                                                                                  -----------    -----------

           Net cash provided by operating activities ..........................       203,939        678,414
                                                                                  -----------    -----------

Cash flows from investing activities
         Purchase of furniture and equipment, net of disposals ................      (214,128)      (230,240)
         Acquisitions of businesses, net of cash acquired .....................      (162,338)    (2,886,839)
                                                                                  -----------    -----------
                         Net cash (used in) investing activities ..............      (376,466)    (3,117,079)
                                                                                  -----------    -----------

                            See accompanying notes

                     U.S. LABORATORIES INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         For the Three Months Ended March 31, 2001 and 2000 (unaudited)

                                                                   For the Three Months Ended
                                                                             March 31,
                                                                             ---------
                                                                       2001           2000
                                                                       ----           ----
                                                                   (unaudited)    (unaudited)
Cash flows from financing activities
      Increase in book overdraft ...............................   $   274,387    $   509,444
      (Repayments) borrowings on lines of credit, net ..........      (219,987)        92,809
      Advances to stockholders, net ............................            --           (149)
      (Repayments) borrowings on notes payable, net ............      (159,292)       492,797
      Issuance of common & treasury stock purchases ............            --         55,920
                                                                   -----------    -----------

          Net cash (used in) provided by financing activities...      (104,892)     1,750,821
                                                                   -----------    -----------

                  Net decrease in cash and cash equivalents.....      (277,419)      (687,844)

Cash and cash equivalents, beginning of period .................       460,801      1,217,527
                                                                   -----------    -----------

Cash and cash equivalents, end of period .......................   $   183,382    $   529,683


Supplemental disclosures of cash flow information

             Interest paid .....................................   $    72,630    $    66,393
                                                                   ===========    ===========

             Income taxes paid .................................   $    75,359    $    50,000
                                                                   ===========    ===========

                            See accompanying notes

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          March 31, 2001 (unaudited)

NOTE 1 - ORGANIZATION AND BUSINESS

     U.S. Laboratories Inc. and its subsidiaries (collectively the "Company") offer engineering and design services, project management, construction quality control, structural engineering and design, environmental engineering and inspection and testing to construction companies and U.S. government agencies. The Company operates throughout the United States with facilities in California, New Jersey, Florida, Nevada, Washington and Virginia. Readers of this report should refer to additional information in the annual report filed on Form 10K-SB for December 31, 2000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General - Interim Unaudited Financial Information
     -------------------------------------------------
     As contemplated by the Securities and Exchange Commission under Item 310
     (B) of Regulation S-B, the accompanying financial statements and footnotes have been condensed and therefore do not contain all disclosures required by generally accepted accounting principals. The interim financial data is unaudited. However, in the opinion of the Company the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results for the interim periods. The Company's interim results are not necessarily indicative of the results to be expected for the full year.

     Principals of Consolidation
     ---------------------------
     The consolidated financial statements include the accounts of U.S. Laboratories Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

     Cash and Cash Equivalents
     -------------------------
     The Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

     Furniture and Equipment
     -----------------------
     Furniture and equipment, including equipment under capital leases, are recorded at cost, less accumulated depreciated and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

     Maintenance, repairs, and minor renewals are expensed as incurred. Expenditures for additions and major improvements are capitalized. Gains and losses on disposals are included as other income (expense) in the statements of income.

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          MARCH 31, 2001 (unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Goodwill
     --------
     Goodwill is being amortized over a period not exceeding twenty years. The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated value of goodwill may not be recoverable. When factors indicate that the value of goodwill may be impaired, the Company estimates the remaining value and reduces goodwill to that amount.

     Revenue Recognition
     -------------------
     Revenue from services performed, including fixed-price and unit-price contracts, is recorded as earned over the duration of the contract. Revenue from services is recognized when service has been performed and accepted. At the time losses on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements. The Company has not experienced any material losses on its contracts.

     The Company records work-in progress revenue on a percentage of completion method whereby income is recognized by a comparison of the work completed with the total estimate of work to be completed. All work-in-progress is expected to be billed within one year.

     Income Taxes
     ------------
     The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax law and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     Estimates
     ---------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          MARCH 31, 2001 (unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Fair Value of Financial Instruments
     -----------------------------------
     For certain of the Company's financial instruments, including cash, accounts receivable, accounts payable, and other accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long-term debt and capital lease obligations also approximate fair value because current interest rates and terms offered to the Company for similar long-term debt and capital lease obligations are substantially the same.

     Concentration of Risk
     ---------------------
     The Company provides contract services to construction companies and U.S. government agencies, primarily in California, New Jersey, Florida, Nevada, Washington and Virginia. It also extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses

     Net Income Per Share
     --------------------
     For the three months ended March 31, 2000 and 2001, basic earnings per share is computed by dividing net income to common stockholders by the weighted-average number of common shares outstanding during the accounting period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

     Recently Issued Accounting Pronoucements
     ----------------------------------------
     In June 1998, the FASB issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138; this pronouncement is effective for financial statements of fiscal years beginning after June 15, 2000. SFAS No. 133 and SFAS No. 137, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of SFAS No. 133, as amended did not have a material effect, if any, on the Company's interim financial position or results of operations.

     Reclassifications
     -----------------
     The Company has reclassified certain prior year financial statement accounts to conform to current year presentations.

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          MARCH 31, 2001 (unaudited)

NOTE 3 - CASH AND CASH EQUIVALENTS

     The Company maintains cash deposits at banks located in California, Nevada, Florida, Virginia, Washington and New Jersey. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company has not experienced any uninsured losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 4 - FURNITURE AND EQUIPMENT

     Furniture and equipment consisted of the following:

                                                 March 31,    December 31,
                                                   2001           2000
                                                   ----           ----
     Automobiles and trucks..................   $1,519,005    $1,500,860
     Furniture and fixtures..................      586,276       518,502
     Office hardware and software............      678,503       548,377
     Machinery and equipment.................    1,181,447       977,544
     Leasehold improvements..................      277,250       289,087
                                                ----------    ----------
                                                 4,242,481     3,834,370
     Less: accumulated depreciation..........    2,056,941     1,892,178
                                                ----------    ----------
          Total..............................   $2,185,540    $1,942,192
                                                ==========    ==========

NOTE 5 - LINES OF CREDIT

     The Company has a $6,000,000 revolving working capital line of credit facility. This $6,000,000 line of credit expires on May 31, 2002. At March 31, 2001, the working capital line of credit balance was $2,442,231 and at December 31, 2000 the balance was $2,662,218.

     The Company has a $500,000 commercial lease line of credit. This line of credit is used for vehicle financing and is renewable annually. At March 31, 2001, this vehicle line of credit was unused and available for future use.

     The Company had a $200,000 capital purchases line of credit facility that was converted to a five year term loan in August 2000. At March 31, 2001, this capital purchases term loan balance was $173,122; included in long term debt was $148,497 and $24,625 was included as short term debt.

     All of these credit facilities are secured by the assets of the Company and its subsidiaries and bear interest at the variable prime rate.

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          MARCH 31, 2001 (unaudited)

NOTE 6 - NOTES PAYABLE

  Notes payable consisted of the following:                            March 31,          December 31,
                                                                         2001                2000
                                                                         -----               ----
  Acquisitions Notes:
  ------------------

  Note payable to former stockholder of Wyman
    Enterprises, Inc.  The amount is to be
    paid in two annual installments
    of $75,000 beginning March 25, 2001..........................    $      75,000     $     150,000

  Note payable to former stockholder of Advanced
    Geo Materials Inc.  The amount is to be
    paid in installments commencing
    October 15, 2000.............................................           48,243            47,490

  Note payable to former stockholders of Sage Engineering
    Inc. in connection with its acquisition
    The amount is to be paid in installments
    commencing February 1, 2001..................................           23,354            47,687

  Note payable to former stockholders of Earth
    Consultants Inc. The amount is to be paid
    in installments commencing November 30, 2001.................          331,290           323,159

  Unless stated otherwise, notes payable bear interest at the prime rate at the date of acquisition, which ranges from 8% to 9%.

  Other Notes:
  -----------
  Notes payable to various motor credit
    Corporations, collateralized by
    Applicable equipment.  Monthly payments
    include interest ranging from
    7.75% to 13.5% per annum.....................................          442,494             498,017

  Note payable to Bank of America in connection
    with the purchase of equipment.  The amount is
    to be paid starting September 30, 2000 in
    monthly payments at the variable prime rate..................          173,122             186,442
                                                                     -------------     ---------------
                                                                         1,093,503           1,252,795
  Less: current portion..........................................          360,691             499,212
  Long term portion..............................................    $     732,812     $       753,583

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          MARCH 31, 2001 (unaudited)

NOTE 7 - RELATED PARTY TRANSACTIONS

     Due from Stockholder

     At March 31, 2001 the Company had amounts due from the majority stockholder of $140,863. The total amount is due on September 20, 2005 in one payment and is non-interest bearing. At December 31, 2000 the amount was $140,863. The amounts are shown in stockholders' equity.

NOTE 8 - STOCK OPTION PLAN

     In July 1998, the Board of Directors adopted and approved the 1998 Stock Option Plan (the "Option Plan") under which a total of 500,000 shares of common stock have been reserved for issuance. In June 1999, the Board of Directors and the stockholders approved an increase in the number of shares reserved under the Option Plan to 810,000. Options under this plan may be granted to employees, officers, and directors and consultants of the Company. The exercise price of the options is determined by the Board of Directors, but the exercise price may not be less than 100% of the fair market value on the date of grant. Options vest over periods not to exceed 5 years. At March 31, 2001, the Company had 720,950 stock options outstanding at an exercise price ranging from $6.00 to $6.60 per share, of which 590,495 stock options were exercisable. The Board of Directors also approved the grant of an additional 62,500 options to various employees under the plan.

NOTE 9 - WARRANTS

     In July 1998, the Board of directors approved the grant of 150,000 stock warrants to certain employees of the Company. The warrants entitle the holder to purchase Company common stock at a price of $5.00 per share. The warrants are exercisable at the earlier of (i) the date on which the closing price of a share of the Company's common stock as reported on the Nasdaq Small Cap Market is greater than $12.00 or (ii) the date on which the audited consolidated earnings for any fiscal year are at least twice the base period earnings of $841,041. The warrants expire upon the earlier of termination or November 9, 2003.

     The Company has granted warrants to purchase shares of common stock to consultants. As of March 31, 2001, consultants held warrants to purchase a total of 185,000 shares of common stock. Deferred compensation related to these consultant warrants has been recorded as a reduction of stockholders' equity and is being amortized to expense in accordance with Financial Accounting Standards Board Interpretation No. 28 over the vesting period.

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          MARCH 31, 2001 (unaudited)

NOTE 10 - ACQUISITIONS

     In March 2001, the Company acquired certain assets of AMEC Earth & Environmental Inc. for a purchase price of $175,000. The Company recorded no goodwill in connection with this acquisition. This acquisition was recorded by the Company under the purchase method of accounting.

NOTE 11 - SEGMENT DISCLOSURE

     The Company has adopted Statement of Financial Accounting Standards No. 131
     - Disclosure about Segments of an Enterprise and Related Information ("SFAS 131"). The Company's business is to provide professional and technical services. The Company provides its services from offices located primarily throughout the United States. In accordance with the provisions of SFAS 131, the Company has concluded that its operations may be aggregated into one reportable segment for purposes of this disclosure.

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                MARCH 31, 2001

NOTE 12 - EARNINGS PER SHARE DATA

      The following table sets forth the computation of basic and diluted earnings per share for the periods indicated.

                                             Three Months Ended
                                                   March
                                            2001            2000
                                            ----            ----
      Basic
      -----
      Net Income                        $    469,267     $    382,395
                                        ------------     ------------

      Average shares outstanding           3,301,065        3,201,065
      Basic EPS                                 0.14             0.12

      Diluted:
      -------
      Net Income                        $    469,267     $    382,395
                                        ------------     ------------

      Average shares outstanding           3,301,065        3,201,065
      Net effect of dilutive stock
      options & warrants - based on
      the treasury stock method               39,855                0
                                        ------------     ------------
        Totals                             3,340,920        3,201,065
      Diluted EPS                       $       0.14     $       0.12

      During the first quarter of 2001, 39,855 warrants to consultants were exercisable at prices of $3.88 to $4.50.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Results of Operations

      Three Months Ended March 31, 2001 and 2000.

      Revenue. Revenue for the three months ended March 31, 2001 was $10,527,195, an increase of 52% over the same period in 2000. The increase was due to revenue from internal operations of $10,490,003 and from acquisitions of $37,192. The Company increased its revenues through internal growth, the result of earlier acquisitions and an influx of major contracts primarily in the New Jersey, California and Texas operations of the Company.

     Gross Profit. Gross profit for the three months ended March 31, 2001 was $4,407,547, an increase of 40% over the same period in 2000. This increase in gross profit was due primarily to the increase in revenues described above. The gross profit was 41.9% for the first quarter 2001 as compared to 45.3% for the first quarter 2000.

     The decrease in our overall gross profit between periods is attributable to various factors. During the first quarter 2001, inclement weather conditions in California and New Jersey negatively impacted the Company's gross margins.

     Additionally, Unitek Technical Services, Inc., a subsidiary, is a high volume, lower margin business than the core testing/inspection business and this was also a contributory factor to the overall decline in gross margins for the first quarter 2001. The Company purchased Unitek on February 26, 2000. Therefore, Unitek's results were not fully included in the first quarter 2000, while they were included for a full quarter in 2001.

     Income Before Provision for Income Taxes. Income before provision for income taxes for the three months ended March 31, 2001 was $4,848,153, an increase of 16% over the same period in 2000. The profit increased primarily due to acquisitions in the year 2000, while selling, general and administrative ("SG&A") expenses decreased as a percentage of revenues.

     In the first quarter 2001, the Company experienced unrealized trading losses, due to stock market fluctuations of approximately $20,000 on the cash surrender value of our key man life insurance policies before the policies were changed to managed accounts.

     In the first quarter 2001, the Company recorded non-employee compensation expense of approximately $58,000 for warrants issued to the Company's outside investor relations consultants.

     For the three months ended March 31, 2001, the SG&A expenses for the Company increased by $1,152,467 over the comparable three month period ending March 31, 2000. This increase is primarily due to increased travel costs for the mergers and acquisition department and additional management personnel required to manage the additional acquisitions made in the year 2000.

     On a percentage basis, the SG&A expenses decreased as a percentage of revenue to 34% in the three month period ending March 31, 2001 from 35% in the comparable three month period ended March 31, 2000.

     Interest Expense. Interest expense was $72,630 for the three months ended March 31, 2001, an increase of $16,237 over the same period in 2000. Interest expense increased due primarily to funding the cost of the acquisitions.

     Net Income. Net income for the three months ended March 31, 2001 was $469,267, an increase of 23% over the same period in 2000. The increase in net income was primarily due to the inclusion of the results of acquisitions made in the year 2000 and the decrease as a percentage of revenue in SG&A expenses. The combined effective tax rate for the three months ending March 31, 2001 was 40%, whereas the combined effective tax rate for the three months ending March 31, 2000 was 43.4%. The Company anticipated an overall reduction in its effective tax rate for the first quarter 2001 due to research and development credits available to the Company.

     The SG&A expenses decreased to 34% as a percentage of revenue in the three months ending March 31, 2001 from 35% in the comparable three month period March 31, 2000. This decrease is due primarily to the decentralized management approach of the Company's operations which was also a contributing factor to the increase in net income.

Liquidity and Capital Resources

     During the three months ended March 31, 2001, the Company's net cash provided by operating activities was $203,939, a decrease of 70% over the same period in 2000, primarily due to the increase in accounts receivable and unbilled receivables balances at the end of the first quarter 2001. This is also partially due to increased billings in the quarter and the start up of several large projects.

     In the first quarter 2001, the Company entered into a $6,000,000 revolving working capital line of credit facility as part of the Company's ongoing efforts to ensure appropriate levels of liquidity. At March 31, 2001, this working capital line of credit balance was $2,442,231, and is included as a current liability. This line of credit expires on May 31, 2002.

     In the third quarter 1999, the Company entered into a $200,000 capital purchases line of credit facility. This line of credit was used for equipment purchases of the company and at the end of August, 2000 this facility converted to a five year term loan. At March 31, 2001, the balance was $173,122,with $148,497 treated as long term debt and $24,625 treated as short term debt.

     In the second quarter 2000, the Company entered into a $500,000 commercial lease line of credit. This line of credit is used for vehicle financing and is renewable annually. At March 31, 2001, this vehicle line of credit was unused and available for future use.

     All of these credit facilities are secured by the assets of the Company and its subsidiaries and bear interest at the variable prime rate.

     Management believes that its available cash and cash equivalents as well as cash generated from operations will be sufficient to meet its cash requirements for at least the next twelve months. The Company, nevertheless, is currently negotiating with a number of lenders to secure credit facilities that can be used to finance additional acquisitions. During the remainder of 2001, Company intends to actively continue its search for acquisitions in order to expand its geographical representation and enhance its technical capabilities.

of 2001, the Company intends to actively continue its search for acquisitions in order to expand its geographical representation and enhance its technical capabilities.

Acquisitions

     In March 2001, the Company acquired certain assets of AMEC Earth & Environmental Inc. for a purchase price of $175,000. The Company recorded no goodwill in connection with this acquisition. This acquisition was recorded by the Company under the purchase method of accounting.

Management Indebtedness

     At March 31, 2001 the Company had amounts due from the majority stockholder of $140,863. The total amount is due on September 20, 2005 in one payment, is non interest bearing and is included in stockholders' equity.

Inflation

     Currently, inflation does not significantly affect our operations, and we do not expect inflation to affect our operations materially in the foreseeable future.

Backlog

     Backlog includes anticipated revenue from services on major long-term contracts or continuing service agreements that provide for authorization of funding on a task or fiscal period basis. Excluded from backlog are anticipated revenues from smaller projects done without long-term contracts or service agreements. At December 31, 2000, we had approximately $26.4 million of gross revenue backlog. The backlog increased to $29.9 million as of March 31, 2001, an increase of $3.5 million or 13%.

Forward Looking and Cautionary Statements

     Except for the historical information and discussions contained herein, statements contained in this Form 10-QSB may constitute `forward looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, including the Company's failure to continue to develop and market new innovative products and services and to keep pace with technological change; competitive pressures; failure to obtain or protect intellectual property rights; financial condition or results of operations; quarterly fluctuations in revenues and volatility of stock prices; the Company's ability to attract and retain key personnel; currency and customer financing risks; dependence on certain suppliers; changes in the financial or business condition of the Company's distributors or resellers; the Company's ability to successfully manage acquisitions and alliances; legal, political and economic changes and other risks, uncertainties and factors discussed in the Company's other filings with the Securities and Exchange Commission, and in materials incorporated therein by reference.

                                    Part II

Item 2.  Change in Securities.

     None

Item 3.  Defaults upon Senior Securities

     None

Item 4.  Submission of Matters to a Vote of Security Holders

     None

Item 5. Other Information

     None

Item 6.   Exhibits and Reports Form 8-K

     a.   Exhibits

          None

     b.   Reports on Form 8-K

          None

                                  SIGNATURES

     In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 U.S. Laboratories Inc.



Dated: May 14, 2001              /s/ Dickerson Wright
                                 --------------------
                                 Dickerson Wright, President



Dated: May 14, 2001              /s/ Joseph M. Wasilewski
                                 ------------------------
                                 Joseph M. Wasilewski,
                                 Vice President and Chief Financial Officer

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________


                                   FORM 8-K
                                CURRENT REPORT



                    Pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934


        Date of Report (Date of earliest event reported):  May 16, 2001



                               _________________


                            U.S. Laboratories, Inc.
            (Exact name of registrant as specified in its charter)


                  Delaware                                   0-25339                         33-0586167
(State or other jurisdiction of incorporation)        (Commission File Number)            (I.R.S. Employer
                                                                                         Identification No.)

             7895 Convoy Street, Suite 18, San Diego, California        92111
                   (Address of principal executive offices)          (Zip Code)

                             ____________________
      Registrant's telephone number, including area code: (858) 715-5800


                                      N/A
         (Former name or former address, if changed since last report)
                               _________________

Item 5.   OTHER EVENTS

     On May 16, 2001, U.S. Laboratories, Inc. (the "Company") issued a press release announcing that it had called for redemption all of its outstanding Warrants to Purchase Common Stock which trade under the Nasdaq symbol "USLBW." As of May 16, 2001, a total of 1,000,000 USLBW warrants were outstanding. On May 16, 2001, a notice of redemption and related materials were mailed to all holders of record of the USLBW warrants. As a result of the call for redemption, each USLBW warrant will continue to be exercisable at $7.80 per warrant share until 5:00 pm (Eastern time) on June 18, 2001. If a USLBW warrant is exercised, the holder will receive one share of the Company's common stock (Nasdaq symbol: "USLB"). After 5:00 pm (Eastern time) on June 18, 2001, the USLBW warrants will no longer be exercisable, and the holders will have only the right to receive the redemption price of $0.01 per warrant share. A copy of the press release announcing the call for redemption is attached as Exhibit 99.1 hereto, and a copy of the Notice of Redemption is attached as Exhibit 99.2 hereto.


Item 7.   FINANCIAL STATEMENT, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

     (c)  Exhibits.

          The following exhibits are filed as a part of this report:

Exhibit No.    Description
-----------    -----------

   99.1        Text of press release of U.S. Laboratories, Inc. issued May 16,
               2001.
   99.2        Form of Notice of Redemption

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  U.S. LABORATORIES, INC.



                                  By:  /s/ Donald Alford
                                       -----------------------------------------
                                       Donald Alford
Date:  May 16, 2001                    Executive Vice President and Secretary

                                 EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

   99.1        Text of press release of U.S. Laboratories, Inc. issued May 16,
               2001.
   99.2        Form of Notice of Redemption

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-QSB

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED June 30,
     2001

[_] TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM
     ________ TO ________

Commission file number 0-25339

                            U.S. Laboratories Inc.
                            ----------------------
       (Exact name of small business issuer as specified in its charter)
       -----------------------------------------------------------------

           Delaware                                     33-0586167
           --------                                     ----------
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                      Identification No.)


                          7895 Convoy Court, Suite 18
                          San Diego, California 92111
                          ---------------------------
                   (Address of principal executive offices)

                                 858-715-5800
                                 ------------
                          (Issuer's telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been
subject to such filing requirements for the past 90 days. Yes   X   No
                                                               ---     ---

State the number of shares outstanding of each of the issuer's classes of common equity as of the latest practicable date.

Class                                          Outstanding as of August 9, 2001
-----                                          --------------------------------

Common Stock, $.01 par value per share                    4,700,100

Transitional Small Business Disclosure Format: Yes      No  X
                                                   ---     ---

                            U.S. Laboratories Inc.

                                     Index

Part I - Financial Information                                                     Page

Item 1. Financial Statements

Consolidated Balance Sheets at
June 30, 2001 (unaudited) and December 31, 2000                                      3

Consolidated Statements of Income
For the Three Months and Six Months ended June 30, 2001
and 2000 (unaudited)                                                                 5

Consolidated Statements of Stockholders' Equity
For the Six Months Ended June 30, 2001 (unaudited)                                   6

Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2001 and 2000 (unaudited)                          7

Notes to Consolidated Financial Statements                                           9

Item 2.  Management's Discussion and Analysis of
         Financial Condition and Results of Operations                              16


Part II - Other Information

Item 2.  Changes in Securities                                                      21

Item 3.  Defaults upon Senior Securities                                            21

Item 4.  Submission of Matters to a Vote of Security Holders                        21

Item 5.  Other Information                                                          21

Item 6.  Exhibits and Reports on Form 8-K                                           22

Signatures                                                                          23

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 June 30, 2001(unaudited) and December 31, 2000

                                     ASSETS

                                                                 June 30,            December 31,
                                                                   2001                  2000
                                                                -----------          ------------
                                                                (unaudited)

Current assets
    Cash and cash equivalents................................   $ 7,121,837           $   460,801
    Accounts receivable, net of allowance for
    doubtful accounts of $561,677 and
    $606,874, respectively...................................    10,185,559             8,456,303
    Unbilled receivables.....................................     1,050,172               906,146
    Prepaid expenses and other current assets................       594,722               295,950
                                                                -----------           -----------

       Total current assets..................................    18,952,290            10,119,200

Furniture and equipment, net of accumulated
    depreciation of $1,980,076 and $1,892,178,
    respectively.............................................     2,284,189             1,942,192
Goodwill, net of accumulated amortization of
    $897,768 and $773,607, respectively......................     3,508,615             3,616,817
Other assets.................................................       426,817               331,961
                                                                -----------           -----------

       Total assets..........................................   $25,171,911           $16,010,170
                                                                ===========           ===========

                            See accompanying notes

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (Continued)
                June 30, 2001 (unaudited) and December 31, 2000

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                          June 30,            December 31,
                                                                            2001                  2000
                                                                        -----------           -----------
                                                                        (unaudited)
Current Liabilities
     Lines of credit.................................................   $        -            $ 2,662,218
     Notes payable, current portion..................................       520,492               499,212
     Accounts payable................................................     1,676,751               913,663
     Accrued liabilities.............................................     2,032,744             1,962,069
     Deferred income taxes...........................................       140,000               140,000
     Income taxes payable............................................             -               449,296
                                                                        -----------           -----------
         Total current liabilities...................................     4,369,987             6,626,458

Notes payable, net of current portion................................       662,353               753,583
                                                                        -----------           -----------

         Total liabilities...........................................     5,032,340             7,380,041

Commitments and Contingencies

Stockholders' equity
     Preferred stock, $0.01 par value
       5,000,000 shares authorized
       none issued and outstanding...................................             -                     -
     Common stock, $0.01 par value
       50,000,000 shares authorized
       4,643,056 and 3,301,065 shares
       issued and outstanding, respectively..........................        46,431                33,010
     Treasury stock, at cost 38,935 shares...........................      (157,423)             (157,423)
     Additional paid-in capital......................................    16,100,060             5,860,254
     Deferred compensation...........................................       (74,633)             (159,900)
     Note receivable from stockholder................................      (140,863)             (140,863)
     Retained earnings...............................................     4,365,999             3,195,051
                                                                        -----------           -----------
         Total stockholders' equity..................................    20,139,571             8,630,129
                                                                        -----------           -----------

     Total liabilities and stockholders' equity......................   $25,171,911           $16,010,170
                                                                        ===========           ===========

                            See accompanying notes

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
  For the Three Months and Six Months Ended June 30, 2001 and 2000 (unaudited)

                                                        For the Three Months Ended               For the Six Months Ended
                                                                 June 30,                               June 30,
                                                      -----------------------------          ------------------------------
                                                          2001              2000                 2001              2000
                                                      -----------        ----------          -----------        ------------
                                                      (unaudited)        (unaudited)         (unaudited)         (unaudited)
Revenue.......................................        $12,838,987        $9,011,820          $23,366,182        $15,941,958
Cost of goods sold...........................           7,680,012         5,184,651           13,799,660          8,975,295
                                                      -----------        ----------          -----------        -----------
Gross profit....................................        5,158,975         3,827,169            9,566,522          6,966,663
                                                      -----------        ----------          -----------        -----------
Selling, general
and administrative expenses.....................        3,917,136         2,995,753            7,476,530          5,402,680
                                                      -----------        ----------          -----------        -----------
Income from operations..........................        1,241,839           831,416            2,089,992          1,563,983
                                                      -----------        ----------          -----------        -----------
Other income (expense)
     Interest expense...........................          (50,289)          (60,621)            (122,919)          (127,014)
     Interest income............................            3,140                 -                3,588             10,221
     Other, net.................................          (23,016)          (21,310)             (16,837)           (22,095)
                                                      -----------        ----------          -----------        -----------
           Total other income (expense).........          (70,165)          (81,931)            (136,168)          (138,888)


Income before provision for income taxes........        1,171,674           749,485            1,953,824          1,425,095

Provision for income taxes......................          469,993           324,932              782,876            618,147
                                                      -----------        ----------          -----------        -----------
Net income......................................      $   701,681        $  424,553          $ 1,170,948        $   806,948
                                                      ===========        ==========          ===========        ===========
Earnings per share
     Basic......................................              .19               .13                  .33                .25
                                                      ===========        ==========          ===========        ===========
     Diluted....................................              .16               .13                  .30                .25
                                                      ===========        ==========          ===========        ===========
Weighted average shares outstanding
     Basic......................................        3,705,335         3,201,065            3,504,317          3,201,065
     Diluted....................................        4,480,946         3,201,065            3,928,455          3,201,065

                            See accompanying notes.

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              For the Six Months Ended June 30, 2001 (unaudited)

                                           Common Stock                          Additional
                                      -----------------------     Treasury        Paid-In         Deferred
                                        Shares       Amount        Stock          Capital       Compensation
                                      ---------     ---------   ----------     ------------     --------------
Balance, December 31, 2000            3,301,065    $ 33,010     $ (157,423)    $  5,860,254   $     (159,900)

Deferred compensation related
   to stock options/warrants....                                                     33,050          (33,050)

Amortization of deferred
   compensation.................                                                                     118,317

Exercise of common stock
   options (net of taxes).......        178,750       1,788                       1,499,713


Redemption of common stock
   warrants (net of costs)......      1,163,241      11,633                       8,707,043


Net income................
                                     ----------    --------     ----------     ------------   --------------

Balance, June 30, 2001                4,643,056    $ 46,431     $ (157,423)    $ 16,100,060   $      (74,633)
                                     ==========    ========     ==========     ============   ==============

                                          Note
                                       Receivable
                                          From          Retained
                                       Stockholder      Earnings          Total
                                      ------------     -----------     ------------
Balance, December 31, 2000           $    (140,863)    $ 3,195,051     $  8,630,129

Deferred compensation  related
   to stock options/warrants....                                               -

Amortization of deferred
   compensation.................                                           118,317

Exercise of common stock
   options (net of taxes).......                                         1,501,501

Redemption of common stock
   warrants (net of costs)......                                         8,718,676

Net income......................                         1,170,948       1,170,948
                                     -------------     -----------     -----------
Balance, June 30, 2001               $    (140,863)    $ 4,365,999     $20,139,571
                                     =============     ===========     ===========

                            See accompanying notes

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          For the Six Months Ended June 30, 2001 and 2000 (unaudited)

                                                                           For the Six Months Ended
                                                                           -------------------------
                                                                                   June 30,
                                                                                   --------
                                                                          2001                2000
                                                                          ----                ----
                                                                       (unaudited)         (unaudited)
                                                                       ------------        ------------
Cash flows from operating activities
       Net income...................................................   $    1,170,948      $      806,948
       Adjustments to reconcile net income
        to net cash flows from operating
        activities:
            Amortization............................................          108,202              97,823
            Depreciation............................................          359,209             264,655
            Deferred Income Taxes...................................                -              (5,267)
            Loss on sales of furniture and equipment................          (16,162)                  -
       Changes in assets and liabilities, excluding
       the effects of businesses acquired:
            Accounts receivable.....................................       (1,729,256)           (866,059)
            Unbilled receivables....................................         (144,026)           (233,552)
            Prepaid expenses........................................         (298,772)           (189,526)
            Other assets............................................          (94,856)            (53,767)
            Accounts payable........................................          508,883            (579,437)
            Accrued liabilities.....................................          131,280           1,053,428
            Income tax payable......................................         (449,296)           (317,621)
                                                                          -----------         -----------
       Net cash used in operating activities........................         (453,846)            (22,375)
                                                                          -----------         -----------

Cash flows from investing activities
       Purchase of furniture and equipment, net of disposals                 (498,044)           (507,697)
       Acquisitions of businesses, net of cash acquired                      (162,338)         (2,906,839)
                                                                          -----------         -----------
            Net cash used in investing activities...................         (660,382)         (3,414,536)
                                                                          -----------         -----------

                            See accompanying notes

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          For the Six Months Ended June 30, 2001 and 2000 (unaudited)


                                                                                     For the Six Months Ended
                                                                                             June 30,
                                                                                             --------
                                                                                   2001                   2000
                                                                                -----------            -----------
                                                                                (unaudited)            (unaudited)
Cash flows from financing activities
     Increase in book overdraft.......................................   $          254,205      $       297,266
     (Repayments) borrowings on lines of credit, net..................           (2,662,218)           1,613,590
     Advances to stockholders, net....................................                    -                 (149)
     (Repayments) borrowings on notes payable, net....................              (69,950)             530,691
     Issuance of common stock.........................................           10,253,227               51,595
                                                                          ------------------      ----------------

            Net cash provided by financing activities.................            7,775,264            2,492,993
                                                                          ------------------      ----------------

                Net increase (decrease) in cash and cash equivalents..            6,661,036             (943,918)

Cash and cash equivalents, beginning of period........................              460,801            1,217,527
                                                                          ------------------      ----------------

Cash and cash equivalents, end of period..............................   $        7,121,837      $       273,609


Supplemental disclosures of cash flow information

            Interest paid.............................................   $          122,919      $       127,014
                                                                          ==================      ================

            Income taxes paid.........................................   $          860,644      $       364,700
                                                                          ==================      ================

                            See accompanying notes

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           June 30, 2001 (unaudited)

NOTE 1 - ORGANIZATION AND BUSINESS

     U.S. Laboratories Inc. and its subsidiaries (collectively the "Company") offer engineering and design services, project management, construction quality control, structural engineering and design, environmental engineering and inspection and testing to construction companies and various government agencies. The Company operates throughout the United States with facilities in California, New Jersey, Florida, Nevada, Washington and Virginia. Readers of this report should refer to additional information included in the annual report filed on Form 10K-SB for the year ended December 31, 2000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General - Interim Unaudited Financial Information
     -------------------------------------------------

     As contemplated by the Securities and Exchange Commission under Item 310
     (B) of Regulation S-B, the accompanying financial statements and footnotes have been condensed and therefore do not contain all disclosures required by generally accepted accounting principals. The interim financial data is unaudited. However, in the opinion of the Company the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results for the interim periods. The Company's interim results are not necessarily indicative of the results to be expected for the full year.

     Unbilled Receivables
     --------------------

     Unbilled receivables represent amounts earned under contracts in progress but not billable at the respective balance sheet dates. The Company anticipates that substantially all of such unbilled amounts will be billed and collected over the next twelve months.

     Revenue Recognition
     -------------------

     Revenue from services performed, including fixed-price and unit-price contracts, is recorded as earned over the duration of the contract which approximates the percentage of completion method. At the time losses on a contract become known, the entire amount of the estimated ultimate loss is recognized in the financial statements. The Company has not experienced any material losses on its contracts.

     Net Income Per Share
     --------------------

     For the six months ended June 30, 2000 and 2001, basic earnings per share is computed by dividing net income to common stockholders by the weighted-average number of common shares outstanding during the accounting period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                           June 30, 2001 (unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Recently Issued Accounting Pronouncements
     -----------------------------------------

     In June 1998, the FASB issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138; this pronouncement is effective for financial statements of fiscal years beginning after June 15, 2000. SFAS No. 133 and SFAS No. 137, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of SFAS No. 133, as amended did not have a material effect, if any, on the Company's interim financial position or results of operations.

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

     The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of approximately $216,000 ($.05 per share) per year based on current outstanding shares. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

     Reclassifications
     -----------------
     The Company has reclassified certain prior year financial statement accounts to conform to the current year presentation.

NOTE 3 - CASH AND CASH EQUIVALENTS

     The Company maintains cash deposits at banks insured by the Federal Deposit Insurance Corporation up to $100,000. The Company has not experienced any uninsured losses in such accounts and believes it is not exposed to any significant credit risk on cash.

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                           June 30, 2001 (unaudited)

NOTE 4 - FURNITURE AND EQUIPMENT

     Furniture and equipment consisted of the following:

                                             June 30,       December 31,
                                               2001             2000
                                   --------------------------------------
Automobiles and trucks                       $1,521,271        $1,500,860
Furniture and fixtures                          464,472           518,502
Office hardware and software                    754,600           548,377
Machinery and equipment                       1,223,009           977,544
Leasehold improvements                          300,913           289,087
                                   --------------------------------------
                                              4,264,265         3,834,370
Less: accumulated depreciation                1,980,076         1,892,178
                                   --------------------------------------

         Total                               $2,284,189        $1,942,192
                                   ======================================



NOTE 5 - LINES OF CREDIT

     The Company has a $6,000,000 revolving working capital line of credit facility. This $6,000,000 line of credit expires on May 31, 2002. At June 30, 2001, the working capital line of credit balance was $0 and at December 31, 2000 the balance was $2,662,218.

     The Company has a $500,000 commercial lease line of credit. This line of credit is used for vehicle financing and is renewable annually and is included in notes payable. At June 30, 2001, this note payable balance was $37,058, of which $26,985 was included in long term debt and $10,073 was included as short term debt on the balance sheet.

     The Company has a $525,000 capital purchases line of credit facility. At June 30, 2001, this line of credit balance was $0.

     All of these credit facilities are secured by the assets of the Company and its subsidiaries and bear interest based on the variable prime rate except for the $525,000 capital purchases line of credit facility which is a fixed rate loan.

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                           June 30, 2001 (unaudited)

NOTE 6 - NOTES PAYABLE

     Notes payable consisted of the following:

                                                                            June 30,              December 31,
                                                                              2001                    2000
                                                                            --------              ------------
     Acquisition Notes:
     -----------------

     Note payable to former stockholder of Wyman
           Enterprises, Inc.  The amount is to be paid
           on March 25, 2002.                                              $   75,000              $  150,000

     Note payable to former stockholder of
           Advanced Geo Materials Inc.  The
           amount is paid in installments
           commencing October 15, 2000.                                        48,996                  47,490

     Note payable to former stockholders
           of Sage Engineering Inc. in connection
           with its acquisition.  The amount is
           paid in installments commencing
           February 1, 2000.                                                   23,847                  47,687

     Note payable to former stockholders of
           Earth Consultants Inc.  The amount is to
           be paid in installments commencing
           November 30, 2001.                                                 339,424                 323,159

     Unless stated otherwise, notes payable bear interest at the prime rate at the date of acquisition, which ranged from 8% to 9%.

     Other Notes:
     -----------

     Notes payable to various motor credit
           corporations, collateralized by
           applicable equipment.  Monthly
           payments include interest ranging from
           7.75% to 13.5%.                                                    532,443                 498,017

     Note payable to Bank of America in connection
           with the purchse of equipment.  The amount is
           to be paid starting September 30, 2000 in
           monthly payments at the variable prime rate                        163,135                 186,442
                                                                           ----------              ----------
                                                                            1,182,845               1,252,795
     Less: current portion                                                    520,492                 499,212
     Long term portion                                                     $  662,353              $  753,583

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                           June 30, 2001 (unaudited)

NOTE 7 - RELATED PARTY TRANSACTIONS

     Due from Stockholder

     At June 30, 2001 the Company had amounts due from the majority stockholder of $140,863. The total amount is due on September 20, 2005 in one payment and is non-interest bearing. The amount is shown in stockholders' equity.

NOTE 8 - STOCK OPTION PLAN

     In July 1998, the Board of Directors adopted and approved the 1998 Stock Option Plan (the "Option Plan") under which a total of 500,000 shares of common stock have been reserved for issuance. In June 1999, the Board of Directors and the stockholders approved an increase in the number of shares reserved under the Option Plan to 810,000. Options under this plan may be granted to employees, officers, and directors and consultants of the Company. The exercise price of the options is determined by the Board of Directors, but the exercise price may not be less than 100% of the fair market value on the date of grant. Options vest over periods not to exceed 5 years. At June 30, 2001, the Company had 537,100 stock options outstanding at an exercise price ranging from $6.00 to $6.60 per share, of which 441,796 stock options were exercisable. The Board of Directors also approved the grant of an additional 62,500 options to various employees under the plan.

NOTE 9 - WARRANTS

     In July 1998, the Board of Directors approved the grant of 150,000 stock warrants to certain employees of the Company. The warrants entitle the holder to purchase Company common stock at a price of $6.00 per share. The warrants are exercisable at the earlier of (i) the date on which the closing price of a share of the Company's common stock as reported on the Nasdaq Small Cap Market is greater than $12.00 or (ii) the date on which the audited consolidated earnings for any fiscal year are at least twice the base period earnings of $841,041. The warrants expire upon the earlier of termination or November 9, 2003.

     The Company has granted warrants to purchase shares of common stock to consultants. As of June 30, 2001 consultants held warrants to purchase a total of 129,535 shares of common stock. Deferred compensation related to these consultant warrants has been recorded as a reduction of stockholders' equity and is being amortized to expense in accordance with Financial Accounting Standards Board Interpretation No. 28 over the vesting period.

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                           June 30, 2001 (unaudited)

NOTE 10 - ACQUISITIONS

     In March 2001, the Company acquired certain assets of AMEC Earth & Environmental Inc. for a purchase price of $175,000. The Company recorded no goodwill in connection with this acquisition. This acquisition was recorded by the Company under the purchase method of accounting.

NOTE 11 - SEGMENT DISCLOSURE

     The Company has adopted Statement of Financial Accounting Standards No. 131
     - Disclosure about Segments of an Enterprise and Related Information ("SFAS 131"). The Company's business is to provide professional and technical services. The Company provides its services from offices located primarily throughout the United States. In accordance with the provisions of SFAS 131, the Company has concluded that its operations may be aggregated into one reportable segment for purposes of this disclosure.

NOTE 12 - CONTINGENT MATTERS

     The Company is involved in various legal and claim proceedings which are incidental to its business, and in the Company's opinion will not have a material adverse effect upon the Company's financial position.

NOTE 13 - CAPITALIZATION

     The Company's Board of Directors announced in the second quarter, 2001 to call approximately 1,163,000 redeemable common stock purchase warrants outstanding for a price of $7.80. The Company engaged an outside investment firm to act as the solicitation agent in connection with the exercise of the Company's public warrants. The warrants expired on June 18, 2001. The Company received $8,707,043 as a result of the redemption, net of costs. Remaining common stock purchase warrants of 14,174, outstanding as of June 30, 2001, will be redeemed at a price of $.01.

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                           June 30, 2001 (unaudited)

NOTE 14 - EARNINGS PER SHARE DATA

     The following table sets forth the computation of basic and diluted earnings per share for the periods indicated.

                                            Three Months Ended                     Six Months Ended
                                                 June 30,                              June 30,
                                         2001               2000               2001                2000
                                       ---------          ---------          ---------           ---------
Basic:
------
Net Income                        $        701,681    $       424,553    $     1,170,948    $        806,948
                                   ----------------     --------------    ----------------    ---------------
Average shares outstanding               3,705,335          3,201,065          3,504,317           3,201,065

Basic EPS                         $            .19    $           .13    $           .33    $            .25



Diluted:
-------
Net Income                        $        701,681    $       424,553    $     1,170,948    $        806,948
                                   ----------------     --------------    ----------------    ---------------


Average shares outstanding               3,705,335          3,201,065          3,504,317           3,201,065

Net effect of dilutive stock
options & warrants - based on
the treasury stock method                  775,611                  0            424,138                   0
                                   ----------------     --------------    ----------------    ---------------
     Totals                              4,480,946          3,201,065          3,928,455           3,201,065
Diluted EPS                       $            .16    $           .13    $           .30    $            .25


     During the second quarter of 2001, 185,000 warrants to consultants were exercisable at prices of $3.88 to $4.50.

     During the second quarter of 2001, employees exercised stock options to acquire 122,750 shares at an exercise price of $6.00 per share.

     During the second quarter of 2001, underwriters, ex-employees and consultants exercised stock options to acquire 56,000 shares at an exercise price of $6.00 per share.

     During the second quarter of 2001, the Company called its outstanding warrants whereby 1,163,241 warrants were exercised at approximately $7.80 and remaining common stock purchase warrants of 14,174 outstanding as of June 30, 2001, will be redeemed at a price of $.01.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Results of Operations

     Three and Six Months Ended June 30, 2001 and 2000.

     Revenue. Revenue for the three months ended June 30, 2001 was $12,838,987, an increase of 43% over the same period in 2000 and the highest for any quarter in the Company's history. The increase was due to revenue from internal operations of $12,505,309 and from a current year acquisition of $333,678. Revenues for the six months ended June 30, 2001 was $23,366,182 verses $15,941,958 for the same six month period ending June 30, 2000, for an increase of 47%. The Company increased its revenues through internal growth, the result of earlier acquisitions and an influx of major contracts primarily in the New Jersey and Virginia operations of the Company.

     Gross Profit. Gross profit for the three months ended June 30, 2001 was $5,158,975, an increase of 35% over the same period in 2000. Gross profit for the six months ended June 30, 2001 was $9,566,522, an increase of 37% over the same period in 2000. This increase in gross profit was due primarily to the increase in revenues described above. However, the gross profit as a percentage of revenues was 40% for the second quarter 2001 as compared to 43% for the second quarter 2000.

     The decrease in our overall gross profit percentage between periods is attributable to various factors. In the second quarter 2001, the Company opened additional branch offices in Tampa, Florida and Philadelphia, Pennsylvania and completed the relocation of its offices in Plantation, Florida and Irvine, California to larger facilities. The Las Vegas, Nevada office and the recent AMEC acquisition in the first quarter were also relocated into one office. These relocations negatively impacted the second quarter productivity.

     Unitek Technical Services, Inc., a subsidiary, is a high volume, lower margin business than the core testing/inspection business and was also a contributory factor to the overall decline in gross margins for the second quarter 2001. The Company purchased Unitek on February 26, 2000, and the results were included for six months in 2001.

    Selling General and Administrative (SG&A). For the three and six months ended June 30, 2001, SG&A expenses for the Company increased by $921,383 and $2,073,850, respectively, over the comparable periods ending June 30, 2000. This increase is primarily due to increased travel costs for the mergers and acquisition department and additional management personnel and related expenses required to manage the additional acquisitions made in 2000 and 2001. As a percentage of revenues, the SG&A expenses declined to 31% for the second quarter 2001 as compared to 33% at the same time last year.

     On a percentage basis, the SG&A expenses decreased as a percentage of revenue to 32% in the six month period ending June 30, 2001 from 34% in the comparable six month period ended June 30, 2000.

     For the three and six months ended June 30, 2001, the Company amortized $61,924 and $108,202 respectively in goodwill expense for prior acquisitions which is included in SG&A expense. Goodwill is being amortized over a period not exceeding twenty years.

     Interest Expense. Interest expense for the three and for the six months ended June 30, 2001, decreased $10,332 and $4,095 over the same periods in 2000. Interest expense decreased due primarily to paying down our line of credit in the second quarter, 2001.

     Income Before Provision for Income Taxes. Income before provision for income taxes for the three months ended June 30, 2001 was $1,171,641, an increase of 56% over the same period in 2000. For the six months ending June 30, 2001, the income before provision income taxes was $1,953,824 verses $1,425,095 for the six months ended June 30, 2000 for an increase of 37%. Both the three and six month 2001 periods were the highest for either periods in the Company's history. The profit increased primarily due to acquisitions in the years 2000 and 2001, while selling, general and administrative ("SG&A") expenses decreases as a percentage of revenue.

     Provision for Income Taxes. The combined effective tax rate for the three and six months ending June 30, 2001 was approximately 40%, whereas the combined effective tax rate for the three and six months ending June 30, 2000 was approximately 43%. The Company anticipated an overall reduction in its effective tax rate for the first and second quarters 2001 due to research and development tax credits.

     Net Income. Net income for the three and six months ended June 30, 2001 was $701,681 and $1,170,948, respectively an increase of 65% and 45%, respectively over the same periods in 2000. The increase in net income was primarily due to the inclusion of the results of acquisitions made in 2000 and 2001 and the decrease as a percentage of revenue in SG&A expenses. This decrease is due primarily to the decentralized management approach of the Company's operations, which was also a contributing factor to the increase in net income.

Liquidity and Capital Resources

     During the six months ended June 30, 2001, the Company's net cash used by operating activities was $453,846, a decrease of $431,471 over the same period in 2000, primarily due to the increase in accounts receivable and decrease in income taxes payable balances at the end of the second quarter 2001. Accounts receivable increased due to increased billings in the quarter and the taxes payable decreased by $428,970 due to the exercise of employee stock options.

     In the second quarter 2001, the Company entered into a $6,000,000 revolving working capital line of credit facility as part of the Company's ongoing efforts to ensure appropriate levels of liquidity. At June 30, 2001, this working capital line of credit balance was $0. This line of credit expires on May 31, 2002.

     In the third quarter 1999, the Company entered into a $200,000 capital purchases line of credit facility. This line of credit was used for equipment purchases of the company and at the end of August, 2000 this facility converted to a five year term loan. At June 30, 2001, the note payable balance was $163,135,with $138,507 treated as long term debt and $24,628 treated as short-term debt.

     In the second quarter 2000, the Company entered into a $500,000 commercial lease line of credit. This line of credit is used for vehicle financing and is renewable annually. At June 30, 2001, this note payable was $37,058; included in long term debt was $26,985 and $10,073 was included as short term on the balance sheet.

     In the second quarter 2001, the Company entered into a $525,000 capital purchases line of credit. This sale/leaseback line of credit is used for vehicle, computer and test equipment purchases of the Company and expires on December 31, 2001. At June 30, 2001, this capital purchases line of credit balance was $0.

     All of these credit facilities are secured by the assets of the Company and its subsidiaries and bear interest based on the variable prime rate except for the $525,000 capital purchase line of credit which bears interest at fixed rates.

     Management believes that its available cash and cash equivalents as well as cash generated from operations will be sufficient to meet its cash requirements for at least the next twelve months. The Company, nevertheless, is currently negotiating with a number of lenders to secure credit facilities that can be used to finance additional acquisitions.

     During the remainder of 2001, the Company intends to actively continue its search for acquisitions in order to expand its geographical representation and enhance its technical capabilities when it is economic to do so. Additionally, the Company is pursuing start up opportunities in the energy inspection business, which may require additional capital expenditure funding.

     As of June 30, 2001 total assets of the Company were $25,171,911 as compared to $14,062,884 as of June 30, 2000. Total stockholders equity was $20,139,571 as of June 30, 2001 as compared to $7,568,619 as of June 30, 2000 for an increase of 166%. This increase was due to the continuing profitability of the Company, an exercise of stock options for the company stock and the exercise of warrants by stockholders in the second quarter, 2001.

     Working capital increased to $14,582,303 at June 30, 2001 from $3,115,719 at June 30, 2000 for an improvement of $11,466,584.

     As a result of the above, the Company has invested approximately $6,200,000 in short term liquid investments. Additionally, $2,450,000 in lines of credit were paid down in the second quarter, 2001, which was classified as a current liability.

     The Company intends to utilize these short term investments for working capital needs and for potential acquisitions.

Acquisitions

     In March 2001, the Company acquired certain assets of AMEC Earth & Environmental Inc. for a purchase price of $175,000. The Company recorded no goodwill in connection with this acquisition. This acquisition was recorded by the Company under the purchase method of accounting.

Management Indebtedness

     At June 30, 2001 the Company had amounts due from the majority stockholder of $140,863. The total amount is due on September 20, 2005 in one payment, is non interest bearing and is included in stockholders' equity.

Inflation

     Currently, inflation does not significantly affect our operations, and we do not expect inflation to affect our operations materially in the foreseeable future.

Backlog

     Backlog includes anticipated revenue from services on major long-term contracts or continuing service agreements that provide for authorization of funding on a task or fiscal period basis. Excluded from backlog are anticipated revenues from smaller projects done without long-term contracts or service agreements. At December 31, 2000, we had approximately $26.4 million of gross revenue backlog. The backlog increased to $33.7 million as of June 30, 2001, an increase of $7.3 million or 28%.

Subsequent Event

     In July 2001, the Company announced that it had received approval to be listed on the NASDAQ National Market System (NMS) and began trading on that market under the symbol USLB.

Forward Looking and Cautionary Statements

     Except for the historical information and discussions contained herein, statements contained in this Form 10-QSB may constitute `forward looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, including the Company's failure to continue to develop and market new innovative products and services and to keep pace with technological change; competitive pressures; failure to obtain or protect intellectual property rights; financial condition or results of operations; quarterly fluctuations in revenues and volatility of stock prices; the Company's ability to attract and retain key personnel; currency and customer financing risks; dependence on certain suppliers; changes in the financial or business condition of the Company's distributors or resellers; the Company's ability to successfully manage acquisitions and alliances; legal, political and economic changes and other risks, uncertainties and factors discussed in the Company's other filings with the Securities and Exchange Commission, and in materials incorporated therein by reference.

                                    Part II

Item 2.  Change in Securities.

     None

Item 3.  Defaults upon Senior Securities

     None

Item 4.  Submission of Matters to a Vote of Security Holders

     On June 23, 2001, the Company's Annual Meeting of Stockholders was held in Orlando, Florida, for the following purposes:

     (a) The following directors were elected to serve one-year terms to expire at the year 2002 Annual Meeting of Stockholders:


ELECTION OF DIRECTORS                             FOR                        AGAINST                  ABSTAIN
--------------------------------------------------------------------------------------------------------------------
Dickerson Wright                                2,113,188                       0                        0
--------------------------------------------------------------------------------------------------------------------
Gary Elzweig                                    2,113,188                       0                        0
--------------------------------------------------------------------------------------------------------------------
Donald C. Alford                                2,113,188                       0                        0
--------------------------------------------------------------------------------------------------------------------
Mark Baron                                      2,113,188                       0                        0
--------------------------------------------------------------------------------------------------------------------
Martin B. Lowenthal                             2,113,188                       0                        0
--------------------------------------------------------------------------------------------------------------------
Joseph Wasilewski                               2,113,188                       0                        0
--------------------------------------------------------------------------------------------------------------------
Thomas H. Chapman                               2,113,188                       0                        0
--------------------------------------------------------------------------------------------------------------------
James L. McCumber                               2,113,188                       0                        0
--------------------------------------------------------------------------------------------------------------------
Robert E. Petersen                              2,113,188                       0                        0
--------------------------------------------------------------------------------------------------------------------
James Vogler                                    2,113,188                       0                        0
====================================================================================================================


Item 5.  Other Information

     None

Item 6.  Exhibits and Reports Form 8-K

a.  Exhibits

          None

b.  Report on Form 8-K

          None

                                   SIGNATURES

          In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  U.S. Laboratories Inc.



     Dated: August 14, 2001       /s/ Dickerson Wright
                                      ----------------
                                      Dickerson Wright, President



     Dated: August 14, 2001       /s/ Joseph M. Wasilewski
                                      --------------------
                                      Joseph M. Wasilewski,
                                      Vice President and Chief Financial Officer

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                    FORM 8-K
                                 CURRENT REPORT



                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934


       Date of Report (Date of earliest event reported): October 31, 2001



                                -----------------


                             U.S. Laboratories, Inc.
             (Exact name of registrant as specified in its charter)


          Delaware                      0-25339                  33-0586167
(State or other jurisdiction     (Commission File Number)      (I.R.S. Employer
     of incorporation)                                       Identification No.)

            7895 Convoy Street, Suite 18, San Diego, California     92111
               (Address of principal executive offices)           (Zip Code)


                              --------------------
       Registrant's telephone number, including area code: (858) 715-5800


                                       N/A
          (Former name or former address, if changed since last report)
                                -----------------

Item 2.           ACQUISITION OR DISPOSITION OF ASSETS

         Effective October 31, 2001, U.S. Laboratories, Inc. (the "Company") completed its acquisition of the Robert W. Hunt Company ("RWHC"), a privately held Delaware corporation.

         Pursuant to the terms of a Stock Purchase Agreement, dated October 31, 2001 (which is filed as Exhibit 2.1 to this Form 8-K and incorporated herein by this reference), among the Company and all of the shareholders of RWHC (collectively, the "RWHC Shareholders") the Company acquired all of the outstanding stock of RWHC from the RWHC Shareholders. The total purchase price paid by the Company for the shares of RWHC was $13.0 million.

         Under the Stock Purchase Agreement, $9.0 million of the purchase price was paid to the RWHC Shareholders in cash at closing; $3.0 million of the purchase price consisted of promissory notes due in July 2002 delivered to the RWHC Shareholders at the closing and the Company will deliver shares of its common stock worth an aggregate of $1,000,000 (or at the election of the Company cash), plus accrued interest from the closing date, based on the average closing price of the Company's common stock on the Nasdaq National Market for the 20 days preceding the date on which the stock is to be delivered.

         To fund the purchase price for RWHC, the Company used a portion of its available cash and approximately $3.0 million borrowed under its existing revolving credit facility.

         RWHC is engaged in providing quality control services to the public infrastructure and energy markets. RWHC will continue these operations after the closing.


Item 7.           FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND
                  EXHIBITS

         (a) Financial Statements of Business Acquired and (b) Pro Forma Financial Information

                  At this time, it is impractical to file the required financial statements and pro forma financial information. Such data will be filed as soon as practical, but no later than 60 days after the date on which this Report on Form 8-K is required to be filed.

         (c) Exhibits

Exhibit No.       Description
-----------       -----------

    2.1 Stock Purchase Agreement, dated as of October 31, 2001, by and among U.S. Laboratories, Inc., Richard C. Robinson, Daniel C. Biank and Alfred L. Masden.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            U.S. LABORATORIES, INC.



                                            By: /s/ DONALD ALFORD
                                                --------------------------------
                                                Donald Alford
Date:    November 9, 2001                       Executive Vice President
                                                and Secretary

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

      2.1 Stock Purchase Agreement, dated as of October 31, 2001, by and among U.S. Laboratories, Inc., Richard C. Robinson, Daniel C. Biank and Alfred L. Masden.

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-QSB

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED September 30, 2001

[_] TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM
         ________TO________


Commission file number 0-25339

                             U.S. Laboratories Inc.
                             ----------------------
        (Exact name of small business issuer as specified in its charter)
        -----------------------------------------------------------------

         Delaware                                         33-0586167
         --------                                         ----------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        Identification No.)


                           7895 Convoy Court, Suite 18
                           San Diego, California 92111
                           ---------------------------
                    (Address of principal executive offices)

                                  858-715-5800
                                  ------------
                           (Issuer's telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been
subject to such filing requirements for the past 90 days. Yes X    No
                                                             ---     ---

State the number of shares outstanding of each of the issuer's classes of common equity as of the latest practicable date.

Class                                        Outstanding as of November 9, 2001
-----                                        ----------------------------------

Common Stock, $.01 par value per share                  4,751,050

Transitional Small Business Disclosure Format: Yes     No  X
                                                  ---     ---

                             U.S. Laboratories Inc.

                                      Index

Part I - Financial Information                                            Page

Item 1. Financial Statements

Consolidated Condensed Balance Sheets at
September 30, 2001 (unaudited) and December 31, 2000                        3

Consolidated Condensed Statements of Income
For the Three Months and Nine Months ended September 30, 2001
and 2000 (unaudited)                                                        5

Consolidated Condensed Statements of Stockholders' Equity
For the Nine Months Ended September 30, 2001 (unaudited)                    6

Consolidated Condensed Statements of Cash Flows
For the Nine Months Ended September 30, 2001 and 2000 (unaudited)           7

Notes to Consolidated Condensed Financial Statements                        9

Item 2.
Management's Discussion and Analysis of
Financial Condition and Results of Operations                              17

Part II - Other Information

Item 2. Changes in Securities                                              22

Item 3. Defaults upon Senior Securities                                    22

Item 4. Submission of Matters to a Vote of Security Holders                22

Item 5. Other Information                                                  22

Item 6. Exhibits and Reports on Form 8-K                                   22

Signatures                                                                 23

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                     CONSOLIDATED CONDENSED BALANCE SHEETS
              September 30, 2001(unaudited) and December 31, 2000

                                     ASSETS

                                                                                 September 30,       December 31,
                                                                                     2001                2000
                                                                                     ----                ----
                                                                                  (unaudited)
Current assets
  Cash and cash equivalents...............................................       $  6,468,856        $    460,801
  Accounts receivable, net of allowance for doubtful accounts of
  $671,420 and $606,874, respectively.....................................         11,992,904           8,456,303
  Unbilled receivables ...................................................            933,707             906,146
  Prepaid expenses and other current assets...............................            540,678             295,950
                                                                                -------------        ------------
     Total current assets.................................................         19,936,145          10,119,200

Furniture and equipment, net of accumulated depreciation of
 $2,163,464 and $1,892,178, respectively..................................          2,674,192           1,942,192
Goodwill, net of accumulated amortization of $960,419 and
 $773,607, respectively...................................................          3,625,796           3,616,817
Other assets..............................................................            347,806             331,961
                                                                                -------------       -------------

     Total assets.........................................................       $ 26,583,939        $ 16,010,170
                                                                                =============       =============

                             See accompanying notes

                     U.S. LABORATORIES INC. AND SUBSIDIARIES
               CONSOLIDATED CONDENSED BALANCE SHEETS (Continued)
              September 30, 2001 (unaudited) and December 31, 2000

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                           September 30,       December 31,
                                                                               2001                2000
                                                                               ----                ----
                                                                           (unaudited)
Current liabilities

   Notes payable, current portion....................................     $    532,443        $  3,161,430
   Accounts payable..................................................        1,771,087             913,663
   Accrued liabilities...............................................        2,028,172           1,962,069
   Deferred income taxes.............................................          257,403             140,000
   Income taxes payable..............................................                -             449,296
                                                                          -------------       -------------

         Total current liabilities...................................        4,589,105           6,626,458

Notes payable, net of current portion................................          933,908             753,583
                                                                          -------------       -------------

         Total liabilities...........................................        5,523,013           7,380,041

Commitments and Contingencies

Stockholders' equity
     Preferred stock, $.01 par value 5,000,000 shares authorized
      none issued and outstanding....................................                -                   -
     Common stock, $.01 par value 50,000,000 shares authorized
      4,751,050 and 3,301,065 shares issued
      and outstanding, respectively..................................           47,510              33,010
     Treasury stock, at cost 70,435 shares and 38,935 shares,
      respectively...................................................         (425,575)           (157,423)
     Additional paid-in capital......................................       16,513,299           5,860,254
     Deferred compensation...........................................                -            (159,900)
     Note receivable from stockholder................................         (140,863)           (140,863)
     Retained earnings...............................................        5,066,555           3,195,051
                                                                          -------------       -------------

         Total stockholders' equity..................................       21,060,926           8,630,129
                                                                          -------------       -------------

     Total liabilities and stockholders' equity......................     $ 26,583,939        $ 16,010,170
                                                                          =============       =============


                             See accompanying notes

                    U. S. LABORATORIES INC. AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
     For the Three Months and Nine Months Ended September 30, 2001 and 2000
                                  (unaudited)



                                                 For the Three Months Ended      For the Nine Months Ended
                                                        September 30,                  September 30,
                                               ----------------------------     ---------------------------
                                                    2001           2000             2001          2000
                                               ------------    ------------    ------------    ------------
                                                (unaudited)    (unaudited)       (unaudited)  (unaudited)

Revenue ....................................   $ 13,496,032    $  9,517,387    $ 36,862,214    $ 25,459,345

Cost of goods sold .........................      8,149,568       5,614,641      21,949,228      14,589,936
                                               ------------    ------------    ------------   -------------

Gross profit ...............................      5,346,464       3,902,746      14,912,986      10,869,409
                                               ------------    ------------    ------------    ------------

Selling, general and
           administrative expenses .........      4,225,250       3,041,263      11,701,780       8,443,943
                                               ------------    ------------    ------------    ------------

Income from operations .....................      1,121,214         861,483       3,211,206       2,425,466
                                               ------------    ------------    ------------    ------------

Other income (expense)
        Interest expense ...................        (21,606)        (77,210)       (144,525)       (204,224)
        Interest income ....................         55,989              52          59,577          10,273
        Other, net .........................         31,785         (24,146)         14,948         (46,241)
                                               ------------    ------------    ------------    ------------
             Total other income (expense) ..         66,168        (101,304)        (70,000)       (240,192)

Income before provision for income taxes ...      1,187,382         760,179       3,141,206       2,185,274


Provision for income taxes .................        486,826         329,649       1,269,702         947,796
                                               ------------    ------------    ------------    ------------

Net income .................................   $    700,556    $    430,530    $  1,871,504    $  1,237,478
                                               ============    ============    ============    ============


Earnings per share:
       Basic ..............................    $        .15    $        .14    $        .48    $        .39
                                               ============    ============    ============    ============
       Diluted ............................    $        .14    $        .14    $        .44    $        .39
                                               ============    ============    ============    ============

Weighted average shares outstanding:
       Basic ...............................      4,727,000       3,201,065       3,916,357       3,201,065
       Diluted .............................      5,025,753       3,201,065       4,300,136       3,201,065



                             See accompanying notes

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
           CONSOLIDATED CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY
            For the Nine Months Ended September 30, 2001 (unaudited)


                                           Common Stock                           Additional
                                           ------------              Treasury      Paid-In       Deferred
                                      Shares          Amount          Stock        Capital     Compensation
                                      ------          ------          -----        -------     ------------

Balance, December 31, 2000 .......   3,301,065    $    33,010    $  (157,423)   $ 5,860,254   $  (159,900)

Deferred compensation
      related to
      stock options/warrants .....                                                   33,050       (33,050)

Amortization of deferred
      compensation ...............                                                                192,950

Issuance of common stock .........      37,344            373

Exercise of common stock
      options (net of taxes) ...       188,900          1,889                     1,546,677

Redemption of common stock
      warrants (net of costs) ..     1,223,741         12,238                     9,073,318

Purchase of 31,500 shares of
      treasury stock, at cost ..                                    (268,152)

Net income .....................
                                   -----------    -----------    -----------    -----------   -----------
Balance, September 30, 2001 ....     4,751,050    $    47,510    $  (425,575)   $16,513,299   $      --
                                   ===========    ===========    ===========    ===========   ===========


                                        Note
                                     Receivable
                                        From       Retained
                                    Stockholder    Earnings        Total
                                    -----------    --------        -----

Balance, December 31, 2000 .....   $  (140,863)   $ 3,195,051   $ 8,630,129

Deferred compensation
     related to
     stock options/warrants ....                                         --

Amortization of deferred
     compensation ..............                                    192,950

Issuance of common stock .......                                        373

Exercise of common stock
      options (net of taxes) ...                                  1,548,566

Redemption of common stock
      warrants (net of costs) ..                                  9,085,556

Purchase of 31,500 shares of
      treasury stock, at cost ..                                   (268,152)

Net income .....................                    1,871,504     1,871,504
                                   -----------    -----------   -----------
Balance, September 30, 2001 ....   $  (140,863)   $ 5,066,555   $21,060,926
                                   ===========    ===========   ===========




                             See accompanying notes

                    U.S. LABORATORIES INC. AND SUBSIDIARIES
                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
       For the Nine Months Ended September 30, 2001 and 2000 (unaudited)

                                                            For the Nine Months Ended
                                                                  September 30,
                                                           --------------------------
                                                               2001          2000
                                                           -----------    -----------
                                                           (unaudited)    (unaudited)
Cash flows from operating activities
     Net income ........................................   $ 1,871,504    $ 1,237,478
     Adjustments to reconcile net income
      to net cash flows from operating activities:
        Amortization ...................................       264,930        145,175
        Depreciation ...................................       569,312        419,250
        Deferred Income Taxes ..........................       117,403            800
        Loss on sales of furniture and equipment .......       (18,097)          --
     Changes in assets and liabilities, excluding
     the effects of businesses acquired:
        Accounts receivable ............................    (3,536,601)    (1,434,412)
        Unbilled receivables ...........................       (27,561)      (255,361)
        Prepaid expenses ...............................      (244,728)      (139,551)
        Other assets ...................................      (215,054)       (29,232)
        Accounts payable ...............................       336,946        389,908
        Accrued liabilities ............................       126,708        480,878
        Income tax payable .............................      (449,296)      (379,159)
                                                           -----------    -----------

     Net cash (used in) provided by operating
      activities........................................    (1,204,534)       435,774
                                                           -----------    -----------

Cash flows from investing activities
     Purchase of furniture and equipment, net of
      disposals ........................................    (1,096,215)      (609,952)
     Acquisitions of businesses, net of cash acquired ..      (162,338)    (3,097,105)
                                                           -----------    -----------
     Net cash used in investing activities .............    (1,258,553)    (3,707,057)
                                                           -----------    -----------

                             See accompanying notes

                     U.S. LABORATORIES INC. AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
        For the Nine Months Ended September 30, 2001 and 2000 (unaudited)



                                                                            For the Nine Months Ended
                                                                                  September 30,
                                                                              2001           2000
                                                                         ------------    ------------
                                                                            (unaudited)     (unaudited)

Cash flows from financing activities
       Increase in book overdraft .....................................   $    520,478    $    351,647
       (Repayments) borrowings on notes payable, net ..................     (2,448,662)      2,165,754
       Advances to stockholders, net ..................................           --              (148)
       Issuances of common stock, net .................................     10,399,326          51,595
                                                                          ------------    ------------
               Net cash provided by financing activities ..............      8,471,142       2,568,848
                                                                          ------------    ------------

                   Net increase (decrease) in cash and cash equivalents      6,008,055        (702,435)
Cash and cash equivalents, beginning of period ........................        460,801       1,217,527
                                                                          ------------    ------------

Cash and cash equivalents, end of period ..............................   $  6,468,856    $    515,092


Supplemental disclosures of cash flow information

               Interest paid ..........................................   $    144,525    $    204,224
                                                                          ============    ============

               Income taxes paid ......................................   $    874,166    $    746,350
                                                                          ============    ============

Supplemental Schedule of Cash Flow From Operating Activities


     In the second and third quarters, 2001, employee stock options were exercised to purchase common stock of the Company, which allowed the Company to reduce its income taxes payable, which is a current liability. The Company recorded $428,970 and $12,360 respectively, in the second and third quarters, 2001 for this stock option income tax benefit thereby reducing its cash flow from operating activities by $441,330.

                     U.S. LABORATORIES INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                         September 30, 2001 (unaudited)

NOTE 1 - ORGANIZATION AND BUSINESS

         U.S. Laboratories Inc. and its subsidiaries (collectively the "Company") offer engineering and design services, project management, construction quality control, structural engineering and design, environmental engineering and inspection and testing to construction companies and various government agencies. The Company operates throughout the United States with facilities in California, New Jersey, Texas, Florida, Nevada, Washington and Virginia. Readers of this report should refer to additional information included in the annual report filed on Form 10K-SB for the year ended December 31, 2000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         General - Interim Unaudited Financial Information
         -------------------------------------------------
         As contemplated by the Securities and Exchange Commission under Item 310 (B) of Regulation S-B, the accompanying financial statements and footnotes have been condensed and therefore do not contain all disclosures required by generally accepted accounting principals. The interim financial data is unaudited. However, in the opinion of the Company the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results for the interim periods. The Company's interim results are not necessarily indicative of the results to be expected for the full year.

         Unbilled Receivables
         --------------------
         Unbilled receivables represent amounts earned under contracts in progress but not billable at the respective balance sheet dates. The Company anticipates that substantially all of such unbilled amounts will be billed and collected over the next twelve months.

         Revenue Recognition
         -------------------
         Revenue from services performed, including fixed-price and unit-price contracts, is recorded as earned over the duration of the contract, which approximates the percentage of completion method. At the time losses on a contract become known, the entire amount of the estimated ultimate loss is recognized in the financial statements. The Company has not experienced any material losses on its contracts.

                     U.S. LABORATORIES INC. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
                         September 30, 2001 (unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Net Income Per Share
         --------------------
         For the nine months ended September 30, 2000 and 2001, basic earnings per share is computed by dividing net income to common stockholders by the weighted-average number of common shares outstanding during the accounting period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

         Recently Issued Accounting Pronouncements
         -----------------------------------------
         In June 1998, the FASB issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138; this pronouncement is effective for financial statements of fiscal years beginning after June 15, 2000. SFAS No. 133 and SFAS No. 137, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of SFAS No. 133, as amended did not have a material effect, if any, on the Company's interim financial position or results of operations.

         In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

         The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of approximately $249,000 ($.06 per share) per year based on current diluted weighted average outstanding shares. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

         In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company must implement SFAS No. 143 by the first quarter of 2003 and has not yet made a final determination of its impact on the financial statements.

                     U.S. LABORATORIES INC. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
                         September 30, 2001 (unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets," which addresses financial accounting and reporting for impairment or disposal of long-lived assets. It supersedes FASB SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and supersedes certain provisions of APB Opinion No. 30 "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions and amends Accounting Research Bulletin No. 51 Consolidated Financial Statements. The Company must implement SFAS No. 144 by the first quarter of 2002 and has not yet made a final determination of its impact on the financial statements.

         Reclassifications
         -----------------
         The Company has reclassified certain prior year financial statement accounts to conform to the current year presentation.

NOTE 3 - FURNITURE AND EQUIPMENT

         Furniture and equipment consisted of the following:

                                          September 30,       December 31,
                                              2001               2000
                                          --------------      -------------
         Automobiles and trucks            $  1,527,863        $ 1,500,860
         Furniture and fixtures                 529,893            518,502
         Office hardware and software           893,437            548,377
         Machinery and equipment              1,519,609            977,544
         Leasehold improvements                 366,854            289,087
                                          --------------      -------------
                                              4,837,656          3,834,370
         Less: accumulated depreciation       2,163,464          1,892,178
                                          --------------      -------------

                   Total                   $  2,674,192        $ 1,942,192
                                          ==============      =============

                     U.S. LABORATORIES INC. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
                         September 30, 2001 (unaudited)

NOTE 4 - NOTES PAYABLE


         Notes payable consist of the following:    September 30,  December 31,
                                                        2001          2000
                                                        ----          ----
         Secured lines of credit facilities, with
            monthly payments including interest at
            variable prime and fixed rates            $  363,393     $2,662,218

         Notes payable due in installments
            with interest ranging from 8% to 10%       1,102,958      1,252,795
                                                      ----------     ----------
                                                       1,466,351      3,915,013
         Less current portion                            532,443      3,161,430
                                                      ----------     ----------
         Notes payable, net of current portion        $  933,908     $  753,583
                                                      ==========     ==========

         The Company has lines of credit facilities totaling $7,025,000 at September 30, 2001 and $6,500,000 at December 31, 2000, which expire through May 31, 2003. The available unused balance of these facilities at September 30, 2001 was $6,661,607 and $3,837,782 at December 31,
         2000. These credit facilities are used for purposes of working capital, vehicle financing and capital purchases and are secured by assets of the Company.

         The Company has notes payable arising from the acquisition of businesses which are payable through 2005.

         At September 30, 2001, future maturities of notes payable are as follows:

                        Quarter Ending
                        September 30,
                        2001                             $ 532,443
                        2002                               230,946
                        2003                               350,396
                        2004                               249,637
                        2005 & thereafter                  102,929
                                                      -------------
                                                       $ 1,466,351
                                                      =============

                     U.S. LABORATORIES INC. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
                         September 30, 2001 (unaudited)

NOTE 5 - RELATED PARTY TRANSACTIONS

         Due from Stockholder

         At September 30, 2001 the Company had amounts due from the majority stockholder of $140,863. The total amount is due on September 20, 2005 in one payment and is non-interest bearing. The amount is shown in stockholders' equity.

NOTE 6 - STOCK OPTION PLAN

         In July 1998, the Board of Directors adopted and approved the 1998 Stock Option Plan (the "Option Plan") under which a total of 500,000 shares of common stock have been reserved for issuance. In June 1999, the Board of Directors and the stockholders approved an increase in the number of shares reserved under the Option Plan to 810,000. Options under this plan may be granted to employees, officers, and directors and consultants of the Company. The exercise price of the options is determined by the Board of Directors, but the exercise price may not be less than 100% of the fair market value on the date of grant. Options vest over periods not to exceed 5 years. At September 30, 2001, the Company had 549,850 stock options outstanding at an exercise price ranging from $6.00 to $15.00 per share, of which 452,546 stock options were exercisable. The Board of Directors also approved the grant of an additional 23,100 options to various employees under the plan.

NOTE 7 - WARRANTS

         In July 1998, the Board of Directors approved the grant of 150,000 stock warrants to certain employees of the Company. The warrants entitle the holder to purchase Company common stock at a price of $6.00 per share. The warrants are exercisable at the earlier of (i) the date on which the closing price of a share of the Company's common stock as reported on the Nasdaq Small Cap Market is greater than $12.00 or (ii) the date on which the audited consolidated earnings for any fiscal year are at least twice the base period earnings of $841,041. The warrants expire upon the earlier of termination or November 1, 2001.

         The Company has granted warrants to purchase shares of common stock to consultants. As of September 30, 2001 consultants held warrants to purchase a total of 89,535 shares of common stock. Deferred compensation related to these consultant warrants has been recorded as a reduction of stockholders' equity and has been amortized to expense in accordance with Financial Accounting Standards Board Interpretation No. 28 thru September 30, 2001.

                     U.S. LABORATORIES INC. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
                         September 30, 2001 (unaudited)

NOTE 8 - SEGMENT DISCLOSURE

         The Company has adopted Statement of Financial Accounting Standards No. 131 - Disclosure about Segments of an Enterprise and Related Information ("SFAS 131"). The Company's business is to provide professional and technical services. The Company provides its services from offices located primarily throughout the United States. In accordance with the provisions of SFAS 131, the Company has concluded that its operations may be aggregated into one reportable segment for purposes of this disclosure.

NOTE 9 - CONTINGENT MATTERS

         The Company is involved in various legal and claim proceedings which are incidental to its business, and in the Company's opinion will not have a material adverse effect upon the Company's financial position.

NOTE 10 - STOCKHOLDERS' EQUITY

         The Company's Board of Directors announced in the second quarter, 2001 to call approximately 1,163,000 redeemable common stock purchase warrants outstanding for a price of $7.80. The Company engaged an outside investment firm to act as the solicitation agent in connection with the exercise of the Company's public warrants. The warrants expired on June 18, 2001. The Company received $8,707,043 as a result of the redemption, net of costs. Remaining common stock purchase warrants of 14,174, outstanding as of June 30, 2001, were redeemed at a price of $.01 in the third quarter, 2001.

         On September 17, 2001, the Company's Board of Directors authorized a stock repurchase program. The program allows the Company to repurchase up to $1,500,000 of common stock from time to time for general corporate purposes. As of September 30, 2001, 31,500 shares have been repurchased at a total cost of $268,152.

                     U.S. LABORATORIES INC. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
                         September 30, 2001 (unaudited)

NOTE 11 - EARNINGS PER SHARE DATA

         The following table sets forth the computation of basic and diluted earnings per share for the periods indicated.


                                                  Three Months Ended               Nine Months Ended
                                                   September 30,                     September 30,
                                                2001            2000            2001             2000
                                                ----            ----            ----             ----
Basic:
------
Net Income                                $      700,556  $    430,530  $     1,871,504  $    1,237,478
                                          --------------  ------------  ---------------  --------------

Average shares outstanding                     4,727,000     3,201,065        3,916,357       3,201,065
Basic EPS                                 $          .15  $        .14  $           .48  $          .39

Diluted:
--------
Net Income                                $      700,556  $    430,530  $     1,871,504  $    1,237,478
                                          --------------  ------------  ---------------  --------------

Average shares outstanding                     4,727,000     3,201,065        3,916,357       3,201,065
Net effect of dilutive stock
options & warrants - based on
the treasury stock method                        298,753             -          383,779               -
                                          --------------  ------------  ---------------  --------------
     Totals                                    5,025,753     3,201,065        4,300,136       3,201,065
Diluted EPS                               $          .14  $        .14  $           .44  $          .39


         During the third quarter of 2001, 129,535 warrants to consultants were exercisable at prices of $3.88 to $4.50.

         During the third quarter of 2001, employees exercised stock options to acquire 10,150 shares at an exercise price of $6.00 per share.

         During the third quarter of 2001, underwriters, employees and consultants exercised common stock purchase warrants to acquire 60,480 shares at an exercise price of $3.88 to $9.60 per share/unit.

         During the second quarter of 2001, the Company called its outstanding warrants whereby 1,163,241 warrants were exercised at approximately $7.80 and remaining common stock purchase warrants of 14,174 outstanding as of June 30, 2001, were redeemed at a price of $.01 in the third quarter, 2001.

                     U.S. LABORATORIES INC. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
                         September 30, 2001 (unaudited)

NOTE 12 - Subsequent Event

         As of October 31, 2001, the Company purchased 100% of the common stock of Robert W. Hunt Company for a total purchase price of $13,000,000 payable in cash, promissory notes and common stock of U.S. Laboratories, Inc. This acquisition will be recorded by the Company under the purchase method of accounting in the fourth quarter, 2001.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Results of Operations

         Three and nine months ended September 30, 2001 and 2000.

         Revenue. Revenue for the three months ended September 30, 2001 was $13,496,032, an increase of 42% over the same period in 2000 and the highest for any quarter in the Company's history. The increase was due to increased revenue from internal operations of $13,038,200 and from a current year acquisition that contributed $457,832 to revenue. Revenues for the nine months ended September 30, 2001 were $36,862,214 versus $25,459,345 for the same nine month period ending September 30, 2000, for an increase of 45%. The Company increased its revenues through internal growth, the result of earlier acquisitions and an influx of major contracts primarily in the New Jersey, Virginia and Texas operations of the Company.

         Gross Profit. Gross profit for the three months ended September 30, 2001 was $5,346,464, an increase of 37% over the same period in 2000. Gross profit for the nine months ended September 30, 2001 was $14,912,986, an increase of 37% over the same period in 2000. This increase in gross profit was due primarily to the increase in revenues described above. However, the gross profit as a percentage of revenues was 40% for the third quarter 2001 as compared to 41% for the third quarter 2000.

         The decrease in our overall gross profit percentage between periods is attributable to various factors. In the third quarter 2001, the Company opened new branch offices in Anaheim, California and Houston, Texas for its Unitek Energy Services Group, Inc., which was started in August 2001. These additional locations negatively impacted the third quarter productivity as this is a start up operation in the energy inspection business.

         Unitek Energy Services Group, Inc., a subsidiary with headquarters in Houston, Texas performs piping inspection services at energy refining facilities throughout the U.S. Using long range guided wave ultrasonic testing equipment, manufactured in the United Kingdom, cracking and metal loss can be detected in difficult to access locations without causing interruptions in the customer's operations.

         Unitek Technical Services, Inc., a subsidiary, is a high volume, lower margin business than the core testing/inspection business and was also a contributory factor to the overall decline in gross margins for the third quarter 2001. The Company purchased Unitek on February 26, 2000, and the results were included for the full nine months in 2001.

         Due to the national events of September 11th 2001, the Company has estimated that approximately three billing days were lost during that week, while the associated direct labor costs and expenses were incurred for these three lost billing days.

         Selling General and Administrative (SG&A). For the three and nine months ended September 30, 2001, SG&A expenses for the Company increased by $1,183,987 and $3,257,837, respectively, over the comparable periods ending September 30, 2000. This increase is primarily due to increased costs for the mergers and acquisition department and additional management personnel and related expenses required to manage the additional acquisitions made in 2000 and 2001, for the cost of obtaining full NASDAQ listing in the third quarter, 2001, for the overhead expenses attributable to the start-up of the new business, Unitek Energy Services Group, Inc. and for the expensing of deferred compensation for a consultant agreement which was terminated in the third quarter, 2001. As a percentage of revenues, the SG&A expenses declined to 31% for the third quarter 2001 as compared to 32% for the same period last year.

         On a percentage basis, the SG&A expenses decreased as a percentage of revenue to 32% in the nine month period ending September 30, 2001 from 33% in the comparable nine month period ended September 30, 2000. For the nine month periods ending September 30, SG & A declined 1% on significantly higher revenues.

         For the three and nine months ended September 30, 2001, the Company amortized $62,650 and $186,810 respectively in goodwill expense for prior acquisitions which is included in SG&A expense. Goodwill is being amortized over a period not exceeding twenty years.

         Interest Expense. Interest expense for the three and for the nine months ended September 30, 2001, decreased by $55,604 and $59,699 over the same periods in 2000. Interest expense decreased due primarily to paying down our line of credit in the second quarter, 2001.

         Interest Income. Interest income for the three and the nine months ended September 30, 2001 increased $55,937 and $49,304 over the same periods in 2000. Interest income increased primarily due to short term investments made in the third quarter as a result of funds received from the call of warrants and stock options exercised.

         Income Before Provision for Income Taxes. Income before provision for income taxes for the three months ended September 30, 2001 was $1,187,382, an increase of 56% over the same period in 2000. For the nine months ending
 September 30, 2001, the income before provision for income taxes was $3,141,206 versus $2,185,274 for the nine months ended September 30, 2000 for an increase of 44%. Both the three and nine month 2001 periods were the highest for either periods in the Company's history. The profit increased primarily due to acquisitions in the years 2000 and 2001, while selling, general and administrative ("SG&A") expenses decreased as a percentage of revenues.

         Provision for Income Taxes. The combined effective tax rate for the three months ending September 30, 2001 was 41%, and 40% for the nine months ending September 30, 2001, whereas the combined effective tax rate for the three and nine months ending September 30, 2000 was approximately 43%. The Company has determined in the third quarter 2001, that it will not be eligible for any research and development tax credits (R&D) for the year 2000.

         Net Income. Net income for the three and nine months ended September 30, 2001 was $700,556 and $1,871,504, respectively an increase of 63% and 51%, respectively over the same periods in 2000. The increase in net income was primarily due to the inclusion of the results of acquisitions made in 2000 and 2001 and the decrease as a percentage of revenue in SG&A expenses. This decrease is due primarily to the decentralized management approach of the Company's operations, which was also a contributing factor to the increase in net income.

Liquidity and Capital Resources

         During the nine months ended September 30, 2001, the Company's net cash used by operating activities was $1,204,534, a decrease of $1,640,308 over the same period in 2000, primarily due to the increase in accounts receivable and decrease in income taxes payable balances at the end of the third quarter 2001. Accounts receivable increased due to increased billings in the quarter, and an increase in days sales outstanding (DSO) at September 30, 2001 to 89 days from 87 days at December 31, 2000, and income taxes payable decreased by $441,360 due to the tax benefit derived from the exercise of employee stock options.

         In the second quarter 2001, the Company entered into a $6,000,000 revolving working capital line of credit facility as part of the Company's ongoing efforts to ensure appropriate levels of liquidity. At September 30, 2001, this working capital line of credit balance was $0. This line of credit has been extended by the bank on September 28, 2001 and now expires on May 31, 2003.

         In the second quarter 2000, the Company entered into a $500,000 commercial lease line of credit. This line of credit is used for vehicle financing and is renewable annually.

         In the second quarter 2001, the Company entered into a $525,000 capital purchases line of credit. This line of credit is used for vehicle, computer and test equipment purchases of the Company.

         All of these credit facilities are secured by the assets of the Company and its subsidiaries and bear interest based on the variable prime rate except for the $525,000 capital purchase line of credit, which bears interest at fixed rates.

         Management believes that its available cash and cash equivalents as well as cash generated from operations will be sufficient to meet its cash requirements for at least the next twelve months. The Company, nevertheless, is currently negotiating with a number of lenders to secure credit facilities that can be used to finance additional acquisitions and equipment purchases.

         During the remainder of 2001, the Company intends to actively continue its search for accretive acquisitions in order to expand its geographical representation and enhance its technical capabilities when it is economic to do so. Additionally, the Company is continuing to pursue start up opportunities in the energy inspection business, which will require additional capital expenditure funding and start up capital.

         As of September 30, 2001 total assets of the Company were $26,583,939 as compared to $14,884,012 as of September 30, 2000. Total stockholders equity is $21,060,926 as of September 30, 2001 as compared to $7,999,149 as of September 30, 2000 for an increase of 163%. This increase was due to the continuing profitability of the Company, the exercise of stock options for company stock and the exercise of warrants during periods ending September 30, 2001.

         Working capital increased to $15,347,040 at September 30, 2001 from $3,598,258 at September 30, 2000 for an improvement of $11,748,782.

         Through September 30, 2001, the Company has invested approximately $6,100,000 in short term liquid investments. Additionally, $2,450,000 in lines of credit were paid down in the second quarter, 2001.

         On September 17, 2001, the Company's Board of Directors authorized a stock repurchase program. The program allows the Company to repurchase up to $1,500,000 of common stock from time to time for general corporate purposes. As of September 30, 2001, 31,500 shares have been repurchased at a total cost of $268,152.

         The Company intends to utilize its short term investments for working capital needs, purchases of company stock in the open market and for potential acquisitions.

Acquisitions

         In March 2001, the Company acquired certain assets of AMEC Earth & Environmental Inc. for a purchase price of $175,000. The Company recorded no goodwill in connection with this acquisition. This acquisition was recorded by the Company under the purchase method of accounting.

Management Indebtedness

         At September 30, 2001 the Company had amounts due from the majority stockholder of $140,863. The total amount is due on September 20, 2005 in one payment, is non interest bearing and is included in stockholders' equity.

Inflation

         Currently, inflation does not significantly affect our operations, and we do not expect inflation to affect our operations materially in the foreseeable future.

Backlog

         Backlog includes anticipated revenue from services on major long-term contracts or continuing service agreements that provide for authorization of funding on a task or fiscal period basis. Excluded from backlog are anticipated revenues from smaller projects done without long-term contracts or service agreements. At December 31, 2000, we had approximately $26.4 million of gross revenue backlog. The backlog increased to $36.9 million as of September 30, 2001, an increase of $10.5 million or 40% from the prior year end.

Forward Looking and Cautionary Statements

         Except for the historical information and discussions contained herein, statements contained in this Form 10-QSB may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, including the Company's failure to continue to develop and market new services and to keep pace with technological change; competitive pressures; failure to obtain or protect intellectual property rights; financial condition or results of operations; quarterly fluctuations in revenues and volatility of stock prices; the Company's ability to attract and retain key personnel; customer financing risks; dependence on certain suppliers; the Company's ability to successfully manage acquisitions and alliances; legal and economic changes and other risks, uncertainties and factors discussed in the Company's other filings with the Securities and Exchange Commission, and in materials incorporated therein by reference.

                                     Part II

Item 2.  Change in Securities.

         None

Item 3.  Defaults upon Senior Securities

         None

Item 4.  Submission of Matters to a Vote of Security Holders

         None

Item 5.  Other Information

         The Board of Directors authorized a stock buyback program for the repurchase of up to $1,500,000 of the Company's common stock on September 17, 2001. The open market transactions are made from time to time in compliance with applicable rules and regulations utilizing corporate earnings and may be discontinued at any time. Through September 30, 2001, the Company had repurchased a total of 31,500 shares for a total cost of $268,152 pursuant to this buyback program.

Item 6.  Exhibits and Reports Form 8-K

         a. Exhibits

            None

         b. Report on Form 8-K

            None

                                   SIGNATURES

     In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             U.S. Laboratories Inc.



Dated: November 13, 2001                     /S/ Dickerson Wright
                                             --------------------
                                             Dickerson Wright, President



Dated: November 13, 2001                     /S/ Joseph M. Wasilewski
                                             ------------------------
                                             Joseph M. Wasilewski,
                                             Vice President and Chief
                                             Financial Officer